Jocelyn M. Arel	Goodwin Procter LLP
+1 617 570 1067	100 Northern Avenue
jarel@goodwinlaw.com	Boston, MA 02210

goodwinlaw.com
+1 617 570 1000

May 17, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Transportation and Leisure
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nolan McWilliams and Julie Griffith

Re:                             Yatra Online, Inc.
Registration Statement on Form F-3
Filed May 3, 2018
File No. 333-224661

Dear Ms. Griffith and Mr. McWilliams :

This letter is submitted on behalf of Yatra Online, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (File No. 333-224661) filed with the Commission on May 3, 2018 (the “Registration Statement”), as set forth in your letter dated May 15, 2018 addressed to Mr. Dhruv Shringi, Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of this letter.

Ms. Griffith and Mr. McWilliams
Division of Corporation Finance

May 17, 2018

Form F-3

General

1.              Please explain the basis for your eligibility to use Form F-3 for a primary offering, based on the requirements of Instruction 1.B.1 of Form F-3. Alternatively, please include the disclosure contemplated by Instruction 7 to General Instruction I.B.5 to Form F-3 on the cover of the base prospectus.

RESPONSE: The Company is eligible to use Form F-3 under General Instruction I.B.1. based on the following. General Instruction I.B.1. contains three requirements: (1) the securities are being offered for cash by or on behalf of the Company, (2) the aggregate market value worldwide of the voting and non-voting common equity held by non-affiliates of the Company is the equivalent of $75 million or more, and (3) the financial statements included in the Registration Statement comply with Item 18 of Form 20-F. Following is our analysis of the Company’s eligibility to use Form F-3 pursuant to each of these requirements of General Instruction I.B.1. to Form F-3.

(1)         The securities are being offered for cash by or on behalf of the Company, as reflected in the cover page of the Registration Statement.

(2)         Pursuant to the Instruction to General Instruction I.B.1. to Form F-3, the aggregate market value of the Company’s outstanding voting and non-voting common equity may be computed by use of the price at which the Company’s common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the date of filing. On March 24, 2018, the principal market for the Company’s ordinary shares was the Nasdaq Capital Market. On such date, the Nasdaq Capital Market reports that the price at which the Company’s common equity was last sold was $8.09.

The number of shares held by non-affiliates for purposes of General Instruction I.B.1. to Form F-3 may be any date within 60 days prior to the filing of the registration statement. See Securities Act Forms Compliance and Disclosure Interpretation Question 116.06. Based on information provided to us by the Company, the Company’s directors, officers, and the affiliates of the Company collectively held 9,066,603 ordinary shares of the Company and 3,159,375 Class F shares immediately exchangeable for 3,159,375 ordinary shares of the Company as of May 17, 2018. The computation of this number is illustrated by the following table, which sets forth information with respect to the holdings of our ordinary shares and Class F Shares as of May 17, 2018 by (i) each person who is known by us to beneficially own more than 10% of our ordinary shares; (ii) each of our officers and directors; (iii) entities related to our directors; and (iv) all of our officers and directors as a group. We have made the below computation based on our total outstanding ordinary shares, Class A Shares and Class F Shares in the aggregate.  Our Class A shares and Class F Shares are immediately exchangeable on a one-for-one basis into our ordinary shares at the request of the holders.

Ms. Griffith and Mr. McWilliams
Division of Corporation Finance

May 17, 2018

Name of Owner	Office, if any	Title of Class	Amount and Nature of Holdings	% of Common Equity(1)
Directors and Officers
Dhruv Shringi	Chief Executive Officer and Director	Ordinary Shares	469,291	1.35%
Alok Vaish	Chief Financial Officer	Ordinary Shares	69,102	*
Manish Amin	Chief Information Officer	Ordinary Shares	481,533	1.39%
Sharat Dhall	Chief Operating Officer, B2C	Ordinary Shares	45,680	*
Himanshu Verma	Chief Technology Officer	Ordinary Shares	12,067	*
Akash Poddar	Chief Operating Officer, B2B	Ordinary Shares	15,647	*
Satvinder Singh Sodhi	Chief Operating Officer, Corporate Travel, and Head of Industry Relations	Ordinary Shares	10,448	*
Sudhir Kumar Sethi	Chairman of the Board and Director	Ordinary Shares	—	—
Murlidhara Lakshmikantha Kadaba	Director	Ordinary Shares	—	—
Sanjay Arora	Director	Ordinary Shares	200	*
Sean Aggarwal	Director	Ordinary Shares	—	—
All directors and officers			1,103,968	3.18%
10% Security Holders and Entities affiliated with Directors
E 18 Limited and Capital 18 Fincap Private Limited(2)		Ordinary Shares	2,496,165	7.20%
IDG Ventures India Fund II LLC and Pandara Trust Scheme I(3)		Ordinary Shares	1,151,115	3.32%
Macquarie Corporate Holdings Pty Limited(4)		Ordinary Shares and Class F Shares	3,385,136	9.76%
Nathan Leight and affiliated entities(5)		Ordinary Shares and Class F Shares	3,946,939	11.38%
Noyac Path, LLC		Class F Shares	58,593	*
Periscope, LLC		Class F Shares	39,062	*
George Brokaw		Class F Shares	15,000	*
Jonathan Kagan		Class F Shares	15,000	*
Victor Mendleson		Class F Shares	15,000	*
All persons and entities named above as a group			12,225,978	35.13%

*                       Less than 1%

(1)               As of May 17, 2018, a total of 29,118,574 of the Company’s ordinary shares and 3,159,375 Class F Shares as of May 17, 2018 were outstanding according to the records of the Company’s transfer agent. Additionally, as of May 17, 2018, 2,392,168 Class A shares of the Company were outstanding, according to the records of the Company.

(2)               Consists of 1,926,397 ordinary shares held by E 18 Limited and 569,768 ordinary shares issuable upon swap of ordinary shares of Yatra Online Private Limited held by Capital18 Fincap Private Limited (together, the “E-18 Entities”). Network18 Media & Investments Limited, a company registered in India is the holding company of the E-18 Entities.

(3)               Consists of 978,481 ordinary shares held by IDG Ventures India Fund II LLC and 172,634 ordinary shares issuable upon swap of ordinary shares of Yatra Online Private Limited held by Pandara Trust Scheme I.

(4)               Consists of (i) 324,355 ordinary shares held by Macquarie Corporate Holdings Pty Limited and (ii) 2,000,000 ordinary shares and 1,060,781 Class F shares held by MIHI LLC. MIHI LLC is an affiliate of Macquarie and Macquarie Capital. Macquarie Group Limited is the ultimate indirect parent of each of Macquarie Corporate Holdings Pty. Limited and MIHI LLC and may be deemed to beneficially own the company’s shares held by them.

(5)               Represents (i) 395,000 ordinary shares and 1,955,939 Class F shares held by Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC; (ii) 557,500 ordinary shares held by the Leight Family 1998 Irrevocable Trust; (iv) 550,000 ordinary shares held by Argyle Investors LLC; (v) 327,000 ordinary shares held by Candlemaker Partners LLLP; (vi) 158,500 ordinary shares held by We Deserve Better, LLC; and (vii) 3,000 ordinary shares held directly by Nathan Leight. Mr. Leight may be deemed to be the beneficial owner of the following securities: (i) as the sole managing member of Apple Orange LLC, 395,000 ordinary shares; (ii) as the sole managing member of We Deserve Better, LLC, 158,500 ordinary shares; (iii) as the sole managing member of the general partner of Candlemaker Partners, LLLP, 327,000 ordinary shares; (iv) as the spouse of Elizabeth Leight, who is the trustee of the Leight Family 1998 Irrevocable Trust, 557,500 ordinary shares; and (v) as the spouse of Elizabeth Leight, who is the trustee of the Leight Family 1998 Irrevocable Trust, which is the sole managing member of Argyle Investors, LLC, 550,000 ordinary shares. Mr. Leight disclaims beneficial ownership over any such securities except to the extent of his respective pecuniary interest therein.

In light of the foregoing, the public float of the Company, including all of our outstanding Class A Shares and Class F Shares, which are immediately exchangeable into our ordinary shares at the request of the holder, was $278,401,040 as of April 24, 2018, which was within 60 days prior to the date of filing of the Registration Statement. The aggregate dollar amount of our public float held by affiliates was $98,174,604 as of April 24, 2018.  The remaining aggregate dollar amount of our public float, held by non-affiliates, was $180,226,436 as of April 24, 2018.  Therefore, the aggregate market value worldwide of the voting and non-voting common equity held by non-affiliates of the Company was the equivalent of $75 million or more for purposes of General Instruction I.B.1. to Form F-3.

(3)         The financial statements incorporated by reference into the Registration Statement comply with Item 18 of Form 20-F.

* * * * *

Ms. Griffith and Mr. McWilliams
Division of Corporation Finance

May 17, 2018

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel

Jocelyn M. Arel

cc:                                Dhruv Shringi, Chief Executive Officer, Yatra Online Inc.
Alok Vaish, Chief Financial Officer, Yatra Online Inc.
Michael Minahan, Goodwin Procter LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.